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09057625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinson Patrick Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Wyche 212-453-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Todd Wyche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brinson Patrick Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

STATE OF NEW YORK }
COUNTY OF NASSAU } ss:
SUBSCRIBED AND SWORN TO
BEFORE ME THIS 2nd DAY OF February, 2009

Notary Public

Signature

Managing Director
Title

LAZO MOLINA YASMIN
NOTARY PUBLIC, State of New York
No. 01LA6174922
Qualified in Nassau County
Commission Expires Oct. 1, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brinson Patrick Securities Corporation

Statement of Financial Condition
December 31, 2008

Page(s)

Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

Board of Directors
Brinson Patrick Securities Corporation

We have audited the accompanying statement of financial condition of Brinson Patrick Securities Corporation (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Brinson Patrick Securities Corporation as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 20, 2009

Brinson Patrick Securities Corporation
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	527,502
Deposit with clearing broker		103,893
Due from clearing broker		44,311
Prepaid expenses and other assets		22,696
Property and equipment, net of accumulated depreciation and amortization of $49,373		50,118
Total assets	$	748,520
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	192,124
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, authorized 200 shares, issued and outstanding 60 shares		155,000
Additional paid-in-capital		939,650
Retained deficit		(538,254)
Total stockholder's equity		556,396
Total liabilities and stockholder's equity	$	748,520

The accompanying notes are an integral part of this financial statement.

1. Summary of Business and Significant Accounting Policies

Business

Brinson Patrick Securities Corporation (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (the "FINRA") and is involved in the sale of securities for its clients.

The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers investments in money market funds and other highly liquid investments purchased with original maturities of up to three months to be cash equivalents.

The Company maintains its cash balances in one financial institution which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using straight-line method over the estimated useful lives.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Dynamic Offering of Common Stock Fees

Dynamic offering of common stock fees represent commission income and are recognized on a trade date basis.

Income Taxes

The Company has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal and state tax authorities. In addition, the Company has elected S Corporation status for New York and California State tax purposes and pays state and local income taxes.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customer accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $100,000. This cash position serves as collateral for any losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2008, a money market investment of $103,893 is held in this account and is reflected as a deposit with a clearing broker in the statement of financial condition.

3. Subordinated Liabilities to Claims of General Creditors

During the year ended December 31, 2008, the Company repaid the subordinated borrowings of $200,000 and accrued interest of $90,000.

4. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2008, the Company has net capital of $476,636, which is $463,828 in excess of its required net capital of $12,808. The Company has aggregate indebtedness of $192,124. The Company's ratio of aggregate indebtedness to net capital is 0.40 to 1 at December 31, 2008.

5. Property and Equipment

Property and equipment at December 31, 2008 consist of:

		Estimated Useful Life
Computer hardware	$ 54,090	5 Years
Computer software	45,401	3 Years
	99,491	
Less accumulated depreciation and amortization	(49,373)	
	$ 50,118	

6. Short-Term Borrowings

The Company has a $75,000 revolving line of credit with a bank. Interest is payable monthly at the prime interest rate (prime interest rate was 3.25% at December 31, 2008). During 2008, the revolving line of credit was paid in full.

7. Retirement Plans

The Company has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. The employer's matching contribution shall be determined by the employer with respect to each plan year. For the year ended December 31, 2008, the Company has accrued a contribution of $61,000.

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities.